Exhibit (a)(64)


              HOREJSI TRUST EXTENDS ITS TENDER OFFER FOR SHARES OF
                 NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


BOULDER, CO., July 27, 2007 - The Lola Brown Trust No. 1B (the "Trust") announced today that it is extending its tender offer to purchase shares of common stock of Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) (the "Fund") to 5:00 p.m., New York City time on Friday, August 17, 2007.

The Trust is amending the tender offer statement on file with the Securities and Exchange Commission (the "SEC") to reflect the extension of the offer and other relevant information. In addition, the Trust is currently engaged in settlement discussions with the Board of Directors of the Fund regarding pending litigation as more fully described in the documents filed with the SEC. The result of these discussions may have a material impact on the Trust's tender offer.

Each security holder of the Fund should read the tender offer statement filed with the SEC by the Trust because they contain important information about the tender offer. Security holders of the Fund can obtain the tender offer statement and other documents that are filed with the SEC for free on the Securities and Exchange Commission's web site at http://www.sec.gov.

MacKenzie Partners, Inc. is acting as the information agent and The Colbent Corporation is the depository. Copies of the Offer to Purchase, the Seventh Supplement to the Offer to Purchase, the Consent and Letter of Transmittal, and other related documents may be obtained at no charge from MacKenzie Partners, Inc. at (800) 322-2885 (toll-free), (212) 929-5500 (collect), or from the SEC's web site at www.sec.gov.

This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase, as amended, and the accompanying Letter of Transmittal. Holders of shares of common stock of the Fund should read carefully the Offer to Purchase and related materials, including any amendments thereto, because they contain important information. The Trust has mailed a copy of the applicable Offer to Purchase, the Letter of Transmittal and related documents, including amendments thereto, to each of the holders of common stock of the Fund.


Forward Looking Statements


Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Lola Brown Trust No. 1B undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

The Lola Brown Trust No. 1B
Media Contact: Joel Terwilliger
(303) 442-2156